

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 18, 2009

<u>Via U.S. Mail</u>

Roman Livson
Chief Financial Officer
Sunrise Energy Resources, Inc.
570 7th Avenue
New York, NY 10018

> **Re: Sunrise Energy Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 1, 2009**
> **File No. 1-11248**

Dear Mr. Livson:

     We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director